RISK FACTORS


DEPENDENCE ON CERTAIN CUSTOMERS

         The Company's revenues are highly dependent on expenditures by the poultry producing industry. The Company's operations could be materially and adversely affected by a general economic decline in this industry. The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of customers. In 1996, two customers (Tyson Foods, Inc. and Perdue Farms, Inc.) accounted for approximately 33% and 11%, respectively, of the Company's consolidated revenues. The Company also has experienced such concentration in the current year and is likely to do so in future years. The loss of any such customer could materially adversely affect the Company's revenues.

POSSIBLE NEED FOR ADDITIONAL FINANCING

         From its inception in May 1985 through December 31, 1996, Embrex had cumulative operating losses (accumulated deficit) of $40.7 million. Until the first quarter of 1996, Embrex had incurred operating losses since its inception. Although the Company has been profitable in 1996, there can be no assurance that Embrex will continue to operate profitably.

         The ability of Embrex to attain revenues sufficient to meet its cash requirements for operations is dependent upon continued market acceptance of the INOVOJECT(R) system on lease terms acceptable to Embrex and on the successful development and commercialization of additional products. The extent of the Company's future revenues, if any, derived from INOVOJECT(R) fees is subject to many variables such as whether additional agreements for INOVOJECT(R) systems are reached, the timing of any agreements, whether existing or new installation schedules are met, and the extent to which customers use the INOVOJECT(R) system.

         Until the Company realizes revenues sufficient to satisfy its cash requirements, it will depend on its current cash and short-term investment balances and on access to external financing to meet its equipment, working capital and operating requirements. Although the Company anticipates that its existing funds, as well as revenues from operations and existing equipment financing lines, will be sufficient to sustain its existing operations for the foreseeable future, there are no assurances that such funds will be sufficient. If additional funds become necessary to sustain existing operations, the Company will be required to seek additional financing, and there can be no assurance that such financing will be obtainable or that, if available, such financing will be on terms favorable or acceptable to the Company. The Company may need additional financing in order to sustain its anticipated growth, in the event it does not generate revenues sufficient to satisfy its cash requirements for future growth. Obtaining additional financing for such purposes may be difficult or impossible, or financing may only be available on terms unfavorable or unacceptable to the Company.

EFFECT OF ECONOMIC FACTORS ON REVENUES

         The Company's revenues may be impacted by economic factors that are beyond the Company's control, such as fluctuations in the price of poultry feed and export demand for U.S. poultry products. A principal component of the Company's revenues is fees charged to customers for the number of eggs injected with the INOVOJECT(R) system. Rising poultry feed prices increase the production costs of commercial poultry producers and may cause them to reduce production which, in turn, could adversely impact the Company's revenues. Reduced demand for U.S. poultry products in markets outside the United States also could impact the Company's revenues adversely.

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NO ASSURANCE OF MARKET ACCEPTANCE OR DEVELOPMENT OF NEW PRODUCTS

         Embrex's principal existing product, the INOVOJECT(R) system, has only been in full commercial use since 1993. The market acceptance of new technologies, including those of the Company, is subject to a number of factors, including the ability of the technology to meet the potential customers' needs more effectively than competitive products or technologies and any concerns which may be associated with the use of new technology, such as reliability and maintenance.

         In addition to the presently marketed INOVOJECT(R) system, Embrex, both itself and together with collaborators, is developing vaccines for control of viral and parasitic diseases and products for health and performance modification which are in various stages of development. These products are subject to the risks inherent in the development of products based on innovative technologies and are subject to various regulatory approval requirements.

         Embrex has developed and commercialized a new technology using its proprietary viral neutralizing factor ("VNF") which permits a single dose immunization of an egg embryo for the life of the bird. The Company markets a vaccine known as BURSAPLEX(TM) (formerly known as BDA-Blen) which uses Embrex's VNF. The vaccine has been approved by the United States Department of Agriculture ("USDA") for in ovo and post-hatch use. However, BURSAPLEX(TM) has not yet been accepted in the market and there is no assurance that the product will be successfully marketed even if it is shown to be effective.

         The development and commercialization of additional new products will require substantial testing and development and regulatory approval.

GOVERNMENT REGULATION AND NEED FOR REGULATORY APPROVAL

         Although the use of the INOVOJECT(R) system is not subject to regulatory approval in the U.S., the research and development activities of Embrex as well as the investigation, manufacture and sale of poultry health and performance enhancement products are subject to regulation either by the USDA or the United States Food and Drug Administration ("FDA") and state and foreign agencies. Foreign agencies may also require approval of the INOVOJECT(R) system. The process of obtaining governmental approval is costly and at the USDA generally takes from one to three years and at the FDA five or more years. There can be no assurance that any future product that Embrex may develop will be approved by the USDA, the FDA or any other regulatory agency. Delays in obtaining regulatory approval may adversely affect the marketing of any products developed by Embrex and the ability of Embrex to receive product revenues and royalties. There can be no assurance that regulatory approvals for Embrex's future products will be obtained without lengthy delays, if at all.

         Moreover, Embrex is, or may become, subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous substances used in conjunction with Embrex's research work. In addition, Embrex cannot predict the extent of governmental regulations which might have an adverse effect on the production and marketing of Embrex's products.

         Embrex has entered into and intends to continue to enter into licensing or joint development agreements pursuant to which costs associated with the regulatory approval process for some products are and will be borne by the licensees or joint developers. To the extent that Embrex is unable to generate sufficient funds from operations or enter into licensing or joint development agreements to develop products, it may not have the financial resources to complete the regulatory approval process with respect to all or any of the products currently under development. Products developed by Embrex may not be marketed commercially in any jurisdiction in which required approvals have not been obtained.

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PATENTS AND PROPRIETARY RIGHTS

         Certain of Embrex's products and certain of the processes by which Embrex is able to produce its products are proprietary. Embrex has ownership rights to some of the technologies employed in these processes, and some are owned by others and exclusively licensed to Embrex. Embrex believes that patent protection of materials or processes it develops and any products that may result from Embrex's and licensors' research and development efforts are important to the possible commercialization of Embrex's products. The patent position of companies such as Embrex generally is highly uncertain and involves complex legal and factual questions. To date no consistent policy has emerged regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that patent applications relating to Embrex's products or technology will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology. Moreover, some patent licenses held by Embrex may be terminated upon the occurrence of certain events or become non-exclusive after a specified period. In addition, companies that obtain patents claiming products or processes that are necessary for or useful to the development of Embrex's products could bring legal actions against Embrex claiming infringement. Embrex is currently not the subject of any patent infringement claim. There can be no assurance that Embrex will have the financial resources necessary to enforce any patent rights it may hold. Also, Embrex may be required to obtain licenses from others to develop, manufacture or market its products. There can be no assurance that Embrex will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

         Embrex also relies upon unpatented, proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary information or techniques or properly gain access to Embrex's proprietary technology, or disclose such technology, or that Embrex can meaningfully protect its rights in such unpatented proprietary technology.

         Embrex attempts and will continue to attempt to protect its proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its proprietary materials or processes or who have licensing or research arrangements with Embrex. Despite these protections, no assurance can be given that others will not independently develop or obtain access to such materials or processes or that Embrex's competitive position will not be adversely affected thereby.


         In September 1996, Embrex filed an action for patent infringement and breach of contract against Service Engineering Corp. and a related party. The infringement action relates to a patent (the Sharma Patent) exclusively licensed to Embrex for the in ovo injection of vaccines into an avian embryo which Embrex has incorporated into its INOVOJECT(R) egg injection systems; the breach of contract action is based on a previous infringement action by Embrex against these parties which was settled. The defendants have filed counterclaims against Embrex alleging, among other things, that Embrex violated federal law by misrepresenting the defendants' commercial activities and sought to maintain prices for in ovo vaccinations at an artificially high level. The outcome of this litigation is uncertain and there is no assurance that Embrex will prevail on the merits or successfully defend the validity of its patent.



         In November 1996, Embrex filed an action for patent infringement against IGI, Inc. and the same related party, relating to the same patent. The defendants have asserted various affirmative defenses, including allegations of invalidity of the patent, and denied the substantive allegations in Embrex's complaint. The outcome of this litigation is uncertain and there is no assurance that Embrex will prevail on the merits or successfully defend the validity of its patent.



         In March 1997, Service Engineering Corp. and the same related party filed suit against the U.S. Department of Agriculture alleging that the USDA did not follow the appropriate administrative procedures in granting to Embrex an exclusive license to the patent which is the subject of the suits described above and in subsequently extending the period of exclusivity for the license through the expiration of the patent. The plaintiffs request that the extension of the exclusive period of the license granted to Embrex be set aside. The outcome of this litigation is uncertain, and there can be no assurance that the USDA will be able to successfully defend its grant of an exclusive license to Embrex or the lengthening of the period of exclusivity thereof. Should the USDA fail to prevail in its defense of this suit, Embrex's license rights could be adversely affected.


DEPENDENCE ON KEY PERSONNEL

         Embrex's ability to develop marketable products and maintain a competitive research and technological position will depend on its ability to continue to attract and retain experienced and highly educated scientific and management personnel and advisors. Competition for qualified employees among biotechnology companies is

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intense and the loss of key scientific or management personnel would adversely affect Embrex. Embrex has obtained insurance in the amount of $1,000,000 on the life of Randall L. Marcuson, its President and Chief Executive Officer, of which Embrex is the sole beneficiary. There can be no assurance that Embrex will be able to continue to attract and retain qualified staff.

SUPPORT AND MAINTENANCE REQUIREMENTS

         The Company is required to supply, support, and maintain large numbers of INOVOJECT(R) systems at its customers' hatcheries on a timely basis at a reasonable cost to the Company. There can be no assurance that the Company will be able to continue to provide such services on a cost-effective basis.

TECHNOLOGY AND COMPETITION

         The areas of technology in which Embrex is involved are subject to rapid and significant technological change. Competitors include independent companies that specialize in biotechnology as well as major chemical and pharmaceutical companies, universities, and public and private research organizations, many of which are well established and have substantially greater marketing, financial, technological and other resources than Embrex. There can be no assurance that competitors will not succeed in developing technologies and products that are more effective than any which have been or are being developed by Embrex or which would render Embrex's technology and products obsolete or non-competitive.

DEPENDENCE ON OTHERS

         Embrex plans to continue to conduct its operations with third party collaborators, licensors or licensees. While Embrex believes its present and future collaborators, licensors and licensees will have an economic motivation to succeed in performing their obligations under its agreements with them, the amount and timing of funds and other resources to be devoted under such agreements will be controlled by such other parties and are subject to financial or other difficulties that may befall such other parties. Thus, no assurance can be given that Embrex will generate any revenues from such agreements.

         Embrex does not have large scale facilities for the production of Embrex's INOVOJECT(R) system and biological products and does not plan to develop such facilities in the foreseeable future. Embrex therefore will rely principally upon relationships with contract manufacturers. There can be no assurance that manufacture and supply agreements will be maintained on terms and at costs acceptable to Embrex.

         The Company has developed a strategic relationship with a single contract manufacturer to fabricate its INOVOJECT(R) systems. While other machine fabricators exist and have contracted limited numbers of INOVOJECT(R) systems, a change in fabricators could cause a delay in manufacturing and a possible delay in the timing of future INOVOJECT(R) installations and revenues from those installations.

         The Company has granted Select Laboratories, Inc. ("Select"), a wholly-owned subsidiary of Rhone Merieux SA, exclusive rights to manufacture bursal disease vaccines containing Embrex's proprietary VNF product for Embrex to market in North America, South America and Asia. Embrex has also granted Cyanamid Websters, a subsidiary of American Home Products, Inc., exclusive rights to manufacture bursal disease vaccines containing the Company's VNF product to be marketed in Europe, the Middle East and Africa. Additionally, the Company has two contract suppliers of its VNF product, although only one of these suppliers was included in the USDA's approval for in ovo use of BURSAPLEX(TM). The manufacture of the bursal disease vaccines being produced by Select and Webster and the Company's VNF product generally must be performed in licensed facilities and/or under approved regulatory methods. Although there are other manufacturers who are capable of manufacturing bursal disease products and producing products such as VNF, a change of suppliers could adversely affect the


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Company's future operating results due to the time it would take a new supplier to obtain regulatory approval of its production process and/or manufacturing facilities.

ISSUANCE OF PREFERRED STOCK; SHAREHOLDER RIGHTS PLAN; ANTI-TAKEOVER EFFECTS

         The Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock, no par value per share, in one or more series and to determine the designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, of the shares constituting any series of Preferred Stock, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

         The authority of the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock and the Board of Directors has no present intention to issue any Preferred Stock.

         In March 1996, Embrex adopted a shareholder rights plan which could have the effect of discouraging a takeover of the Company. The rights plan, if triggered, would make it more difficult to acquire the Company by, among other things, allowing existing shareholders to acquire additional shares at a substantial discount, thus substantially inhibiting an acquiror's ability to obtain control of the Company.

INTERNATIONAL SALES AND MARKETING

         The company intends to continue its efforts to expand its markets outside of North America. Sales outside of North America accounted for approximately 10%, 6% and 2% of revenues in fiscal 1996, 1995 and 1994, respectively. The volume and consistency of such sales is subject to economic and political conditions in the markets in which Embrex does business, which are beyond the Company's control. In addition, there is no assurance that INOVOJECT(R) will be successfully marketed outside of North America since market acceptance is often dependent on the need for drugs to be administered and on regulatory approval of in ovo administration.



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